Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this document.

SEMICONDUCTOR MANUFACTURING INTERNATIONAL CORPORATION
(Incorporated in the Cayman Islands with limited liability)
(STOCK CODE: 0981)

SMIC REPORTS RESULTS FOR THE THREE MONTHS ENDED JUNE 30, 2011

•	Revenue down by 4.9% to $352.4 million in 2Q11 from $370.6 million in 1Q11 and down by 5.9% compared to 2Q10.

•	Gross margin was 14.3% in 2Q11 compared to 18.6% in 1Q11 primarily due to decreased wafer starts from weakened demand in the third quarter.

•	Net cash flow from operations increased to $79.4 million in 2Q11 from $73.4 million in 1Q11.

•	Loss attributable to holders of ordinary shares was $3.8 million in 2Q11, compared to income of $10.2 million in 1Q11.

•	Diluted EPS was $(0.0066) per ADS.

Set out below is a copy of the full text of the press release by the Company on August 10, 2011, in relation to its results for the three months ended June 30, 2011.

All currency figures stated in this report are in US Dollars unless stated otherwise.

The financial statement amounts in this report are determined in accordance with US GAAP.

Shanghai, China – August 10, 2011. Semiconductor Manufacturing International Corporation (NYSE: SMI; SEHK: 981) (“SMIC” or the “Company”), one of the leading semiconductor foundries in the world, today announced its consolidated results of operations for the three months ended June 30, 2011.

Second Quarter 2011 Highlights:

•	Revenue down by 4.9% to $352.4 million in 2Q11 from $370.6 million in 1Q11 and down by 5.9% compared to 2Q10.

•	Gross margin was 14.3% in 2Q11 compared to 18.6% in 1Q11 primarily due to decreased wafer starts from weakened demand in the third quarter.

•	Net cash flow from operations increased to $79.4 million in 2Q11 from $73.4 million in 1Q11.

•	Loss attributable to holders of ordinary shares was $3.8 million in 2Q11, compared to income of $10.2 million in 1Q11.

•	Diluted EPS was $(0.0066) per ADS.

Third Quarter 2011 Guidance:

The following statements are forward looking statements which are based on current expectations and which involve risks and uncertainties, some of which are set forth under “Safe Harbor Statements” below.

•	Revenue is expected to decline between -14% to -17%.

•	Gross margin is expected to range from 0% to 3%.

•	Operating expenses excluding foreign exchange differences are expected to range from $86 million to $89 million.

Gary Tseng, Chief Financial Officer commented, “Highlighting our second quarter performance, revenue decreased 4.9% quarter-over-quarter to $352 million. This decline was in part due to our customer transition to 65nm and 45nm and largely due to unexpected changes in some of our customers’ programs—including some customers skipping 65nm to work on 45nm and one customer abandoning their lower-end baseband business. Despite these changes, we continue to have new tape outs for 65nm and customers committed to working with us on their 45/40nm products, which will likely contribute meaningful revenue next year.

“Looking into the third quarter, the overall demand from both international and domestic customers is weaker than expected due to relatively soft end-market consumption and high inventory, in addition to sudden customer product changes. The combination of these factors will pose adverse impacts to our revenue for the third quarter of 2011. Our visibility into fourth quarter demand is currently limited, and the overall global economic outlook also contributes to uncertainty. We currently do not see any particular strengths from customer demand for back-to-school and holiday seasons, so we currently remain cautious on our overall second half 2011 outlook.”

Conference Call / Webcast Announcement

Date: Thursday, August 11, 2011
Time: 8:30 a.m. Shanghai time
Dial-in numbers and pass code:

Dial in 1-800-510-0219 (Pass code: SMIC)
International1-617-614-3451 (Pass code: SMIC)
HK	852-3002-1672	(Pass code: SMIC)

A live webcast of the 2011 second quarter announcement will be available at http://www.smics.com under the “Investor Relations” section, or at
URL:

An archived version of the webcast, along with an electronic copy of this news release will be available on the SMIC website for a period of 12 months following the webcast.

About SMIC

Semiconductor Manufacturing International Corporation (“SMIC”; NYSE: SMI; SEHK: 981) is one of the leading semiconductor foundries in the world and the largest and most advanced foundry in Mainland China, providing integrated circuit (IC) foundry and technology services at 0.35-micron to 45/40-nanometer. Headquartered in Shanghai, China, SMIC has a 300mm wafer fabrication facility (fab) and three 200mm wafer fabs in its Shanghai mega-fab, two 300mm wafer fabs in its Beijing mega-fab, a 200mm wafer fab in Tianjin, and a 200mm fab under construction in Shenzhen. SMIC also has customer service and marketing offices in the U.S., Europe, and Japan, and a representative office in Hong Kong. In addition, SMIC manages and operates a 300mm wafer fab in Wuhan owned by Wuhan Xinxin Semiconductor Manufacturing Corporation.

For more information, please visit www.smics.com

Safe Harbor Statements
(Under the Private Securities Litigation Reform Act of 1995)

This press release contains, in addition to historical information, “forward-looking statements” within the meaning of the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements, including statements under “Third Quarter 2011 Guidance” are based on SMIC’s current assumptions, expectations and projections about future events. SMIC uses words like “believe,” “anticipate,” “intend,” “estimate,” “expect,” “project” and similar expressions to identify forward-looking statements, although not all forward-looking statements contain these words. These forward-looking statements are necessarily estimates reflecting the best judgment of SMIC’s senior management and involve significant risks, both known and unknown, uncertainties and other factors that may cause SMIC’s actual performance, financial condition or results of operations to be materially different from those suggested by the forward-looking statements including, among others, risks associated with cyclicality and market conditions in the semiconductor industry, the downturn in the global economy and the impact on China’s economy, intense competition, timely wafer acceptance by SMIC’s customers, timely introduction of new technologies, SMIC’s ability to capture growth opportunities in China, supply and demand for semiconductor foundry services, industry overcapacity, shortages in equipment, components and raw materials, orders or judgments from pending litigation, availability of manufacturing capacity and financial stability in end markets.

Investors should consider the information contained in SMIC’s filings with the U.S. Securities and Exchange Commission (SEC), including its annual report on 20-F filed with the SEC on June 28, 2011, especially in the “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections, and such other documents that SMIC may file with the SEC or The Hong Kong Stock Exchange Limited (“SEHK”) from time to time, including on Form 6-K. Other unknown or unpredictable factors also could have material adverse effects on SMIC’s future results, performance or achievements. In light of these risks, uncertainties, assumptions and factors, the forward-looking events discussed in this press release may not occur. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date stated, or if no date is stated, as of the date of this press release. Except as required by law, SMIC undertakes no obligation and does not intend to update any forward-looking statement, whether as a result of new information, future events or otherwise.

Summary of Second Quarter 2011 Operating Result

Amounts in US$ thousands, except for EPS and operating data

	2Q11	1Q11	QoQ	2Q10	YoY
Sales, net	352,389	370,559	-4.9%	374,423	-5.9%
Cost of sales	302,116	301,782	0.1%	314,547	-4.0%
Gross profit	50,273	68,777	-26.9%	59,876	-16.1%
Operating expenses	50,382	76,623	-34.2%	70,363	-28.4%
Loss from operations	(109)	(7,846)	-98.6%	(10,487)	-99.0%
Other income, net	531	2,702	-80.4%	101,779	-99.5%
Income tax (expenses) benefit	(5,121)	128	—	6,466	—
Net income (loss) after income taxes	(4,699)	(5,016)	-6.3%	97,758	—
Gain from equity investment	1,078	1,016	6.1%	141	664.5%
Income (loss) from discontinued operations net of tax effect(3)	—	14,742	—	(1,600)	—
Net income (loss)	(3,621)	10,742	—	96,299	—
Accretion of interest to noncontrolling interest	(151)	(508)	-70.3%	(262)	-42.4%
Income (loss) attributable to Semiconductor Manufacturing International Corporation	(3,772)	10,234	—	96,037	—
Gross margin	14.3%	18.6%		16.0%
Operating margin	-0.03%	-2.1%		-2.8%
Earnings (loss) per ordinary share (basic)(1)	(0.00)	0.00		0.00
Earnings (loss) per ADS (basic)	(0.01)	0.02		0.21
Earnings (loss) per ordinary share (diluted)(1)	(0.00)	0.00		0.00
Earnings (loss) per ADS (diluted)	(0.01)	0.02		0.20
Wafers shipped (in 8” wafers)(2)	451,552	471,231	-4.2%	496,766	-9.1%
Capacity utilization	74.7%	72.2%		94.3%

Note:

(1)	Based on weighted average ordinary shares of 28.501 million (basic) and 28.501 million (diluted) in 2Q11, 27,371 million (basic) and 27,371 million (diluted) in 1Q11 and 22,480 million (basic) and 24,534 million (diluted) in 2Q10.

(2)	Including copper interconnects

(3)	On March 1, 2011, the Company deconsolidated Semiconductor Manufacturing International (AT) Corporation (“AT”) as its majority ownership interest was reduced to 10%. Both the results of operations of AT prior to deconsolidation and a gain on deconsolidation were reported as income (loss) from discontinued operations.

•	Revenue decreased to $352.4 million in 2Q11, down 4.9% QoQ from $370.6 million in 1Q11 due to a 4.2% decrease in wafer shipments.

•	Cost of sales increased to $302.1 million in 2Q11, increase 0.1% QoQ from $301.8 million in 1Q11 primarily due to increase in other manufacturing costs.

•	Gross profit of $50.3 million in 2Q11, compared to a gross profit of $68.8 million in 1Q11 and gross profit of $59.9 million in 2Q10.

•	Gross margin was 14.3% in 2Q11 down from 18.6% in 1Q11 primarily due to decreased wafer starts from weakened demand in the third quarter.

•	R&D expenses increased to $51.5 million in 2Q11, up 3.9% QoQ from $49.6 million in 1Q11 due to an increase in engineering experiment expenses.

•	G&A expense was -$8.9 million in 2Q11. Comparing with $19.4 million in 1Q11, the fluctuation was mainly due to a recovery from bad debt and decrease in personnel related expense.

•	Selling & marketing expenses increased to $8.1 million in 2Q11, up 5.2% QoQ from $7.7 million in 1Q11 primarily due to an increase in selling activities.

Analysis of Revenues

Sales Analysis
By Application	2Q11	1Q11	2Q10
Computer	4.0%	3.3%	3.4%
Communications	37.7%	44.5%	47.8%
Consumer	49.4%	42.5%	41.3%
Others	8.9%	9.7%	7.5%
By Service Type	2Q11	1Q11	2Q10

Logic(1)	92.6%	91.3%	92.2%
Memory	0.0%	0.0%	1.4%
Mask Making, testing, others	7.4%	8.7%	6.4%
By Customer Type	2Q11	1Q11	2Q10

Fabless semiconductor companies	77.9%	80.4%	66.5%
Integrated device manufacturers (IDM)	16.8%	13.5%	16.1%
System companies and others	5.3%	6.1%	17.4%
By Geography	2Q11	1Q11	2Q10

North America	57.6%	51.3%	52.8%
China(2)	30.1%	35.6%	28.1%
Eurasia(3)	12.3%	13.1%	19.1%
Wafer Revenue Analysis

By Technology (logic, memory & copper interconnect only)	2Q11	1Q11	2Q10

65? nm	20.7%	13.3%	3.7%
90? nm	7.7%	12.3%	19.9%
0.13?μm	22.8%	24.1%	31.9%
0.15?μm	2.5%	1.3%	1.8%
0.18?μm	31.5%	31.6%	26.9%
0.25?μm	0.4%	0.4%	0.6%
0.35?μm	14.4%	17.0%	15.2%

Note:
(1) Including 0.13μm copper interconnects
(2) Including Hong Kong
(3) Excluding China

Capacity*

Fab / (Wafer Size)	2Q11	1Q11
Shanghai Mega Fab (8”)	90,000	90,000
Beijing Mega Fab (12”)	65,540	62,550
Tianjin Fab (8”)	34,250	33,200
Total monthly wafer fabrication capacity	189,790	185,750

Note:

• Wafers per month at the end of the period in 8” equivalent wafers

Shipment and Utilization

8” equivalent wafers	2Q11	1Q11	2Q10
Wafer shipments including copper interconnects	451,552	471,231	496,766
Utilization rate(1)	74.7%	72.2%	94.3%

Note:
(1) Capacity utilization based on total wafer out divided by estimated capacity

•	Wafer shipments decreased 4.2% QoQ to 451,552 units of 8-inch equivalent wafers in 2Q11 from 471,231 units of 8-inch equivalent wafers in 1Q11, and decreased 9.1% YoY from 496,766 8-inch equivalent wafers in 2Q10.

Detailed Financial Analysis

Gross Profit Analysis

Amounts in US$ thousands	2Q11	1Q11	QoQ	2Q10	YoY
Cost of sales	302,116	301,782	0.11%	314,547	-3.95%
Depreciation	101,593	104,449	-2.73%	129,506	-21.55%
Other manufacturing costs	199,887	196,727	1.61%	184,094	8.58%
Share-based compensation	636	606	4.95%	947	-32.84%
Gross profit	50,273	68,777	-26.90%	59,876	-16.04%
Gross margin	14.30%	18.60%		16.00%

•	Cost of sales increased to $302.1 million in 2Q11, an increase of 0.1% QoQ from $301.8 million in 1Q11 primarily due to an increase in other manufacturing costs.

•	Gross profit of $50.3 million in 2Q11, compared to a gross profit of $68.8 million in 1Q11 and gross profit of $59.9 million in 2Q10.

•	Gross margin was 14.3% in 2Q11 down from 18.6% in 1Q11 primarily due to decreased wafer starts from weakened demand in the third quarter.

Operating Expense (income) Analysis

Amounts in US$ thousands	2Q11	1Q11	QoQ	2Q10	YoY
Total operating expenses	50,382	76,623	-34.2%	70,363	-28.4%
Research and development	51,501	49,573	3.9%	43,031	19.7%
General and administrative	(8,933)	19,427	—	14,283	—
Selling and marketing	8,139	7,738	5.2%	6,869	18.5%
Others operating expense (income)	(325)	(115)	—	6,180	—

•	R&D expenses increased to $51.5 million in 2Q11, up 3.9% QoQ from $49.6 million in 1Q11 due to an increase in engineering experiment expenses.

•	G&A expense was -$8.9 million in 2Q11. Comparing with $19.4 million in 1Q11, the fluctuation was mainly due to a recovery from bad debt and decrease in personnel related expense.

•	Selling & marketing expenses increased to $8.1 million in 2Q11, up 5.2% QoQ from $7.7 million in 1Q11 primarily due to an increase in selling activities.

Other Income (Expenses)

Amounts in US$ thousands	2Q11	1Q11	QoQ	2Q10	YoY
Other income (expenses)	531	2,702	-	101,779	—
Interest income	1,152	1,191	-3.3%	863	33.5%
Interest expense	(5,884)	(4,248)	38.5%	(6,265)	-6.1%
Change in the fair value of commitment to issue shares and warrants			-	105,952	—
Foreign currency exchange (loss) gain	3,828	4,007	-4.5%	(3,170)	—
Other, net	1,435	1,752	-18.1%	4,399	-67.4%

Depreciation and Amortization

•	Depreciation and amortization in 2Q11 was $133.5 million compared to $130.9 million in 1Q11.

Liquidity

Amounts in US$ thousands	2Q11	1Q11
Cash and cash equivalents	410,912	394,062
Restricted cash	184,808	128,135
Accounts receivable	236,738	231,015
Inventories	196,876	190,414
Others	212,447	141,220
Total current assets	1,241,781	1,084,846
Accounts payable	448,321	434,558
Short-term borrowings	712,423	628,182
Current portion of long-term debt	251,486	281,608
Others	168,815	175,004
Total current liabilities	1,581,045	1,519,352
Cash Ratio	0.3x	0.3x
Quick Ratio	0.5x	0.4x
Current Ratio	0.8x	0.7x

Capital Structure

Amounts in US$ thousands	2Q11	1Q11
Cash and cash equivalents	410,912	394,062
Restricted cash	184,808	128,135
Current portion of promissory notes	29,375	29,582
Non-current portion of promissory notes	42,541	56,728
Short-term borrowings	712,423	628,182
Current portion of long-term debt	251,486	281,608
Long-term debt	182,122	179,132
Total debt	1,146,031	1,088,922
Equity(1)	2,434,598	2,183,850
Total debt to equity ratio	47.1%	49.9%

Note:
(1) Including portion of noncontrolling interest.

Cash Flow

Amounts in US$ thousands	2Q11	1Q11
Net cash from operating activities	79,371	73,439
Net cash from investing activities	(356,711)	(400,943)
Net cash from financing activities	294,125	205,422
Effect of exchange rate changes	65	336
Net change in cash	16,850	(121,746)

Capex Summary

•	Capital expenditures for 2Q11 were $284.2 million

Recent Highlights and Announcements

• SMIC Appoints Dr. Tzu-Yin Chiu as CEO and Executive Director Shanghai [2011-08-08]
• Zhang Wenyi Appointed SMIC’s Chairman, Executive Director, and Acting CEO (2011-07-18)
• Appointment of Chairman, Redesignation of Director and Independent Non-Executive Director, Resignation of Chief Executive Officer, Appointment of Acting Chief Executive Officer and Authorised Representative, Clarification Announcement, Resumption of Trading (2011-07-15)

• Clarification Announcement (2011-06-30)
• Suspension of Trading (2011-06-30)
• Annual General Meeting Held on 29 June, 2011 Poll Results (2011-06-30)
• Passing away of the Chairman of the Board and INED and Member of the Audit Committee and Authorised Representative (2011-06-29)
• Change in Directorate (2011-06-23)
• Brite Semiconductor Achieves First-Pass Silicon Success with SMIC’s 40nm Process (2011-06-21)
• SMIC Appoints Former Chartered Executive Mike Rekuc as President of SMIC Americas (2011-06-15)
• Closure of Register of Members (2011-06-10)
• Announcement Regarding Delay in Despatch of Circular — Major Transaction Establishment of a Joint Venture with Hubei Science & Technology Investment Group Co., Ltd (2011-06-02)
• Grant of Options (2011-05-31)
• Form of Proxy for Use at the Annual General Meeting to be Held on 29 June 2011 (2011-05-29)
• Circulars — (1) Notice of Annual General Meeting; (2) Re-election of Directors and (3) Proposed General Mandates to Issue and Repurchase Shares (2011-05-29)
• Notice of Annual General Meeting (2011-05-29)
• Notification Letter and Request Form to Non-registered Holders (2011-05-29)
• Notification Letter to Registered Shareholders (2011-05-29)
• Extraordinary General Meeting Held on 27 May 2011 Poll Results (2011-05-27)
• SMIC Earns “2010 Excellent Supplier Award” from GalaxyCore (2011-05-24)
• SMIC Reports Results for the Three Months Ended March 31, 2011 (2011-05-19)
• Spansion and SMIC Expand Foundry Agreement (2011-05-16)
• Further Information on Major Transaction Establishment of a Joint Venture with Hubei Science & Technology Investment Group Co., Ltd (2011-05-12)
• Announcement Major Transaction Establishment of a Joint Venture with Hubei Science & Technology Investment Group Co., Ltd (2011-05-12)
• SMIC and Hubei Science & Technology Investment Group Sign Joint Venture Agreement in Wuhan (2011-05-12)
• Notice of Extraordinary General Meeting (2011-05-10)
• (1) Subscription of Convertible Preferred Shares and Warrants by Country Hill Limited, A Wholly-owned Subsidiary of China Investment Corporation (2) Pre-emptive Subscription of Convertible Preferred Shares and Warrants by Datang Holdings (hongkong) Investment Company Limited (3) Proposed Special Mandate and Further Special Mandate to Issue Convertible Preferred Shares, Warrants and Ordinary Shares on Conversion of the Convertible Preferred Shares (4) Notice of Extraordinary General Meeting (2011-05-10)

• Notification Letter and Request Form to Non-registered Holders (2011-05-10)
• Notification Letter (2011-05-10)
• Form of Proxy for Use at the Extraordinary General Meeting to be Held on 27 May, 2011 (2011-05-10)
• Closure of Register of Members (2011-05-09)
• Connected Transaction Pre-emptive Subscription of Convertible Preferred Shares and Warrants by Datang Holdings (Hong Kong) Investment Company Limited (2011-05-06)
• SMIC’s Major Shareholder, Datang, Wishes to Subscribe for Pre-emptive Securities (2011-05-06)
• Notification of Board Meeting (2011-04-29)
• Letter and Reply Form to New Registered Shareholder — Election of Means of Receipt of Corporate Communication (2011-04-28)
• Notification Letter and Request Form to Non-registered Holders (2011-04-28)
• Notification Letter and Change Request Form to Registered Holders (2011-04-28)
• Clarification Announcement (2011-04-21)
• SMIC to Receive Investment from CIC (2011-04-19)
• (1) Proposed Issue of Convertible Preferred Shares, Warrants and Warrant Preferred Shares to Country Hill Limited, a Wholly-Owned Subsidiary of China Investment Corporation under Special Mandate (2) Pre-emptive Right of Datang and (3) Pre-emptive Right of TSMC (2011-04-18)

• SMIC Earns Texas Instruments’ Supplier Excellence Award for 2010 (2011-04-07)

Please visit SMIC’s website at http://www.smics.com/website/enVersion/Press—Center/newsRelease.ftl for further details regarding the recent announcements.Recent Highlights and Announcements

Semiconductor Manufacturing International Corporation
CONDENSED CONSOLIDATED STATEMENT OF INCOME
(In US$ thousands, except share data)

	For the three months ended
	June 30,2011	March 31, 2011
	(Unaudited)	(Unaudited)

Sales , net	352,389	370,559
Cost of sales	302,116	301,782
Gross profit	50,273	68,777

Operating expenses (income):
Research and development	51,501	49,573
General and administrative	(8,933)	19,427
Selling and marketing	8,139	7,738
Other operating income	(325)	(115)
Total operating expenses, net	50,382	76,623

Loss from operations	(109)	(7,846)
Total other income, net	531	2,702
Income (loss) from continuing operations before income tax and equity investment	422	(5,144)

Income tax (expense) benefit	(5,121)	128
Gain from equity investment	1,078	1,016
Loss from continuing operations	(3,621)	(4,000)

Income from discontinued operations	—	14,742
Net income (loss)	(3,621)	10,742

Accretion of interest to noncontrolling interest	(151)	(508)
Income (loss) attributable to Semiconductor Manufacturing International Corporation	(3,772)	10,234

Loss per share from continuing operations, basic and diluted	(0.00)	(0.00)
Earnings per share from discontinued operations, basic and diluted	—	0.00
Earnings (loss) per share attributable to Semiconductor Manufacturing International Corporation ordinary shareholders, basic and diluted	(0.00)	0.00
Loss per ADS from continuing operations, basic and diluted	(0.01)	(0.01)
Earnings per ADS from discontinued operations, basic and diluted	—	0.03
Earnings (loss) per ADS attributable to Semiconductor Manufacturing International Corporation ordinary ADS holders, basic and diluted	(0.01)	0.02
Shares used in calculating basic earnings (loss) per share	28,501,285,957	27,370,653,849

Shares used in calculating diluted earnings (loss) per share	28,501,285,957	27,370,653,849

Semiconductor Manufacturing International Corporation
CONDENSED CONSOLIDATED STATEMENT OF BALANCE SHEET
(In US$ thousands)

	As of
	June 30, 2011	March 31, 2011
	(Unaudited)	(Unaudited)
ASSETS
Current assets:
Cash and cash equivalents	410,912	394,062
Restricted cash	184,808	128,135
Accounts receivable, net of allowances of $43,194,154 and $50,200,060 at June 30, 2011 and March 31, 2011, respectively	236,738	231,015
Inventories	196,876	190,414
Prepaid expense and other current assets	212,447	141,220
Total current assets	1,241,781	1,084,846

Prepaid land use rights	78,002	78,387
Plant and equipment, net	2,665,092	2,518,710
Acquired intangible assets, net	187,826	184,786
Other long-term assets	132,093	136,914
TOTAL ASSETS	4,304,794	4,003,643

LIABILITIES AND EQUITY
Current liabilities:
Accounts payable	448,321	434,558
Accrued expenses and other current liabilities	139,440	145,422
Short-term borrowings	712,423	628,182
Current portion of promissory notes	29,375	29,582
Current portion of long-term debt	251,486	281,608
Total current liabilities	1,581,045	1,519,352

Long-term liabilities:
Promissory notes	42,541	56,728
Long-term debt	182,122	179,131
Other long-term liabilities	61,940	62,238
Total long-term liabilities	286,603	298,097

Total liabilities	1,867,648	1,817,449

Noncontrolling interest	3,602	3,451
Ordinary shares, $0.0004 par value, 50,000,000,000 shares authorized, 27,454,995,825 and 27,396,956,059 shares issued and outstanding at June 30, 2011 and March 31, 2011, respectively	10,982	10,959
Convertible preferred shares, $0.0004 par value, 5.000.000.000 shares authorized, 360,589,053 and nil shares issued and outstanding at June 30, 2011 and March 31, 2011, respectively	144	—
Additional paid-in capital	4,115,595	3,861,254
Accumulated other comprehensive loss	(692)	(757)
Accumulated deficit	(1,692,485)	(1,688,713)
Total equity	2,433,544	2,182,743

TOTAL LIABILITIES, NONCONTROLLING INTEREST AND EQUITY	4,309,794	4,003,643

Semiconductor Manufacturing International Corporation
CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS
(In US$ thousands)

	For the three months ended
	June 30, 2011	March 31, 2011
	(Unaudited)	(Unaudited)
Cash flow from operating activities
Net (loss) income	(3,621)	10,742
Depreciation and amortization	133,499	130,929
Gain from equity investment	(1,078)	(1,016)
Gain on deconsolidation of a subsidiary	—	(20,617)
Changes in working capital and others	(49,429)	(46,600)
Net cash provided by operating activities	79,371	73,439

Cash flow from Investing activities:
Acquisitions of:
Property, plant and equipment	(284,925)	(392,576)
Intangible assets	(10,830)	(7,023)
Short-term investments	(6,558)	(22,433)
Changes in restricted cash relating to investing activities	(57,915)	17,180
Others	3,517	3,909
Net cash used in investing activities	(356,711)	(400,943)

Financing activities:
Increase in short-term borrowings	84,241	256,127
Decrease in long-term debt	(27,132)	(51,315)
Repayment of promissory notes	(15,000)	—
Proceeds from issuance of convertible preferred shares	249,396	—
Others	2,620	610
Net cash provided by financing activities	294,125	205,422

Effect of exchange rate changes	65	336

NET INCREASE (DECREASE) IN CASH AND CASH
EQUIVALENTS	16,850	(121,746)
CASH AND CASH EQUIVALENTS, beginning of period	394,062	515,808
CASH AND CASH EQUIVALENTS, end of period	410,912	394,062

As at the date of this announcement, the directors of the Company are Zhang Wenyi Zhou as Chairman of the Board of Directors and Executive Director of the Company; Dr. Tzu-Yin Chiu as CEO and Executive Director; Chen Shanzhi, Gao Yonggang. Professor Lawrence Juen-Yee Lau and Zhou Jie as Non-Executive Directors of the Company; and Tsuyoshi Kawanishi and Lip-Bu Tan as Independent Non-Executive Directors of the Company.

By order of the Board
Semiconductor Manufacturing International Corporation*
Dr. Tzu-Yin Chiu
Chief Executive Officer
Executive Director

Shanghai, PRC
August 10, 2011